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                                                                      EXHIBIT 12


                OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

       COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
                      (Amounts in millions, except ratios)



                                                Three Months Ended
                                                          March 31                                       Year Ended December 31
                                               -------------------      -------------------------------------------------------
                                                  1998        1997        1997        1996        1995        1994         1993
---------------------------------------------  -------      ------      ------      ------      ------      ------       ------
Income(loss) from continuing
   operations(a)                                $  139      $  121      $  245      $  486      $  325      $ (236)      $ (190)
                                                ------      ------      ------      ------      ------      ------       ------
Add:
   Provision(credit) for taxes on
     income (other than foreign
     and gas taxes)                                 80          68          47          99         155         (59)         (23)
   Interest and debt expense(b)                    135         110         446         492         591         586          598
   Portion of lease rentals
     representative of the interest factor           9           9          39          38          43          50           49
                                                ------      ------      ------      ------      ------      ------       ------
                                                   224         187         532         629         789         577          624
                                                ------      ------      ------      ------      ------      ------       ------
Earnings(loss) before fixed charges             $  363      $  308      $  777      $1,115      $1,114      $  341       $  434
                                                ======      ======      ======      ======      ======      ======       ======
Fixed charges
   Interest and debt expense
     including capitalized
     interest(b)                                $  139      $  113      $  462      $  499      $  595      $  589       $  609
   Portion of lease rentals
     representative of the
     interest factor                                 9           9          39          38          43          50           49
                                                ------      ------      ------      ------      ------      ------       ------
   Total fixed charges                          $  148      $  122      $  501      $  537      $  638      $  639       $  658
                                                ======      ======      ======      ======      ======      ======       ======

Ratio of earnings to fixed charges                2.45        2.52        1.55        2.08        1.75         n/a(c)       n/a(c)
---------------------------------------------   ======      ======      ======      ======      ======      ======       ======


(a) Includes (1) minority interest in net income of majority-owned subsidiaries having fixed charges and (2) income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.

(b) Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.

(c) Not computed due to less than one-to-one coverage. Earnings were inadequate to cover fixed charges by $298 million in 1994 and $224 in 1993.